                                                                    Exhibit 22.2

                            MANAGEMENT PROXY CIRCULAR


SOLICITATION OF PROXIES

The information contained in this Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the Special Meeting of Shareholders of Brookfield Properties Corporation (the "Corporation" or "Brookfield") to be held on Monday, December 16, 2002 at 11:00 a.m. (Toronto time) in the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. All amounts in the Circular are expressed in US dollars unless otherwise noted. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by officers or regular employees of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the total cost of solicitation will be borne by the Corporation. The information contained herein is given as at October 23, 2002 and presented in US dollars, except where otherwise noted.


APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are representatives of management and are directors and officers of the Corporation. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT THE SHAREHOLDER AT THE MEETING OR ANY ADJOURNMENT THEREOF. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy.

     To be valid, proxies must be executed legibly by a registered shareholder and deposited with CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address: 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or if delivered by facsimile at 416-368-2502), not later than the close of business on Thursday, December 12, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.


NON-REGISTERED HOLDERS

Only registered holders of common shares and Class A Redeemable Voting preferred shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, common shares and Class A Redeemable Voting preferred shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

     In accordance with the requirements of National Policy Statement No. 41 and National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(i) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Secretary of the Corporation, c/o CIBC Mellon Trust Company P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address: 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or if delivered by facsimile at 416-368-2502) as described above; or

(ii) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the NonRegistered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES.


REVOCATION

A registered shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as described above, (b) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used, or any adjournment thereof, or (ii) with the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof, or (c) in any other manner permitted by law.

     A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.


VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the direction of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

     The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters.


VOTING SHARES

As at October 23, 2002, the Corporation had outstanding 160,699,016 common shares and 6,312,000 Class A Redeemable Voting preferred shares. Each holder of common shares and each holder of Class A Redeemable Voting preferred shares of record at the close of business on November 14, 2002, the record date established for the Notice of Meeting, will be entitled to one vote in respect of each such share held by the shareholder on all matters to come before the meeting. For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see "Non-Registered Holders" above.


PRINCIPAL HOLDERS OF THE CORPORATION'S VOTING SHARES

To the knowledge of the directors and officers of the Corporation, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation is Brascan Corporation ("Brascan"), which, directly and indirectly, owns 78,088,013 common shares and 6,126,957 Class A Redeemable Voting preferred shares, being 48.6% and 97.1%, respectively, of the outstanding shares of each such class. Brascan is a North American based company which owns and manages real estate, power generation and financial assets, and is listed on the New York, Toronto and Brussels stock exchanges. Messrs. J.L. Cockwell and J.B. Flatt, directors of the Corporation, are also directors of Brascan.


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

     The Corporation is advised that Brascan's major shareholder is EdperPartners Limited ("EdperPartners"). EdperPartners and its shareholders, collectively own, directly and indirectly, exercise control over, or have options to acquire, 85,120 Class B Limited Voting shares representing all of the Class B Limited Voting shares of Brascan, and approximately 27.1 million Class A Limited Voting shares representing approximately 15% of the Class A Limited Voting shares of Brascan on a fully diluted basis. Messrs. G.E. Arnell, D.D. Arthur, R.B. Clark, I.G. Cockwell, J.L. Cockwell and J.B. Flatt, who are directors of the Corporation, are also shareholders of EdperPartners. EdperPartners is an investment holding company owned by 37 investors with no one shareholder holding more than a 15% effective interest.


REDUCTION IN STATED CAPITAL

On October 29, 2002, the Corporation announced that it intends to distribute to its common shareholders its principal U.S. home building operations which are located in California and Northern Virginia. To facilitate this, the operations of that business will be reorganized into a wholly owned subsidiary of the Corporation to be named Brookfield Homes Corporation ("Brookfield Homes").

     The board of directors of the Corporation have determined that it is in the best interest of its shareholders to separate the home building business operations in California and Northern Virginia from the Corporation's commercial property business by distributing all of the shares of Brookfield Homes common stock to Brookfield's common shareholders. In reaching its decision, Brookfield's board of directors considered a number of factors including that:

     o the separation will enhance Brookfield's ability to focus on its core commercial property business, and is a response to the market's perceived preference for "pure play" commercial property companies;


     o Brookfield believes that the value of its U.S. home building operation is not fully recognized in the market price of its common shares and that shareholder value will be enhanced operating it as a separate public company;

     o as a separate public company, Brookfield Homes will have the ability to raise capital on its own, and respond to opportunities in the home building industry, independent of a commercial property focused company; and

     o the tax consequences of the transaction to the Corporation and its shareholders (see "Tax Consequences of the Distribution" below for a description of these tax consequences).

     On December 31, 2002, the Corporation will distribute approximately 32.2 million shares of Brookfield Homes common stock, being all of its outstanding shares of common stock (the "distribution"). Common shareholders of the Corporation will receive 0.20 of a share of Brookfield Homes common stock for each Brookfield common share held as of the close of business on the record date, provided that no fractional interests are to be distributed. Cash will be distributed in lieu of fractional interests. The Corporation will concurrently distribute its regular quarterly cash dividend of $0.10 per common share of the Corporation.

     The board of directors of the Corporation may terminate the distribution in the event the board determines the distribution is no longer in the best interest of the shareholders of the Corporation.

     At the meeting, shareholders of the Corporation will be asked to approve a special resolution, the form of which is attached as "Schedule A", to reduce the stated capital of the Corporation's common shares by an amount that is equal to the value of the shares of Brookfield Homes at the date of the distribution (such amount not to exceed the amount permitted by law) (the "Special Resolution"). For this purpose, the value of the shares of Brookfield Homes to be distributed will be the weighted average trading price for the shares on the New York Stock Exchange for the 10 trading days immediately following the distribution (subject to any adjustment that the board of directors determine is appropriate in the circumstances). As at September 30, 2002, the book value of the common shareholders' equity of Brookfield Homes was $322 million.

     To become effective, the Special Resolution must be approved, with or without amendment, by the affirmative vote of a majority of not less than two-thirds of the combined votes cast by the holders of the Corporation's common shares and Class A Redeemable Voting preferred shares present in person or represented by proxy at the meeting. The Corporation has been informed by its principal shareholder, Brascan, that it intends to vote in favor of the Special Resolution.

     If the Corporation's shareholders approve the Special Resolution, the distribution will be effected by a return of capital to the Corporation's common shareholders. If the Corporation's shareholders do not approve the Special Resolution, the distribution will be effected by a dividend-in-kind to the Corporation's common shareholders.

     PLEASE TAKE NOTICE THAT SHAREHOLDERS ARE NOT BEING ASKED TO VOTE ON WHETHER THE SHARES OF BROOKFIELD HOMES WILL BE DISTRIBUTED TO THEM BUT ONLY ON WHETHER THIS DISTRIBUTION WILL BE EFFECTED BY A RETURN OF CAPITAL OR A DIVIDEND-IN-KIND (SEE "TAX CONSEQUENCES OF THE DISTRIBUTION" FOR A DESCRIPTION OF THE TAX CONSEQUENCES OF THESE ALTERNATIVE MANNERS OF DISTRIBUTION).

     The Corporation does not have reasonable grounds for believing that, after giving effect to the reduction in the stated capital account of the common shares as contemplated by the Special Resolution, the Corporation will be unable to pay its liabilities as they become due or that the realizable value of the Corporation's assets will be less than the aggregate of its liabilities.


TAX CONSEQUENCES OF THE DISTRIBUTION

The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular shareholder. Accordingly, shareholders are advised to consult their own tax advisors concerning the income tax consequences to them.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to holders of common shares of the Corporation of a distribution of Brookfield Homes common stock either on a reduction of the stated capital of the Corporation's common shares or as a dividend-in-kind. The summary is based on the current provisions of the Tax Act, the regulations thereunder, the current provisions of the Canada-U.S. Income Tax Convention (the "Convention"), the current administrative and assessing policies of the Canada Customs and Revenue Agency ("CCRA") and all specific proposals to amend the Tax Act publicly announced or released by or on behalf of the Minister of Finance (Canada) before the date hereof. The Corporation has requested an advance tax ruling from the CCRA confirming the tax consequences of the distribution of Brookfield Homes common stock on a reduction of the stated capital of the Corporation's common shares.

Distribution as a Reduction of Stated Capital

Residents of Canada. Subject to receipt from the CCRA of the advance income tax ruling that has been requested, the reduction of the stated capital account maintained in respect of the Corporation's common shares will not be treated as a dividend received by the shareholder, except to the extent, if any, that the value of Brookfield Homes common stock distributed to shareholders exceeds the amount by which the stated capital in respect of the Corporation's common shares is reduced on the distribution. The stated capital account maintained in respect of the Corporation's common shares will be reduced by an amount equal to the value of the Brookfield Homes common stock distributed to shareholders. Such value is to be determined as the weighted average trading price for the stock on the New York Stock Exchange for the 10 trading days immediately following the distribution (subject to any adjustment that the board of directors determine is appropriate in the circumstances). Such determination of value is not binding on the CCRA.

     As a result of the reduction of the stated capital of the Corporation's common shares, the adjusted cost base of the Corporation's common shares to a shareholder will be reduced by an amount equal to the value, at the time of the distribution, of the Brookfield Homes common stock distributed to the shareholder. If the value of such Brookfield Homes common stock at the time of the distribution exceeds the adjusted cost base to a shareholder of Brookfield common shares, such holder will be deemed to have realized a capital gain equal to such excess. The amount of any capital gain so realized will be added to the cost to the shareholder of the Corporation's common shares. Brookfield Homes common stock distributed to a shareholder will have a cost to the holder for tax purposes equal to their value at the time of the distribution.

     Non-Residents of Canada. Subject to receipt from the CCRA of the advance income tax ruling that has been requested, a non-resident shareholder will generally not be subject to income tax under the Tax Act in respect of the distribution of Brookfield Homes common stock.

Distribution as a Dividend

Residents of Canada. The distribution of Brookfield Homes common stock as a dividend-in-kind will be a taxable dividend to holders of the Corporation's common shares. The amount of the dividend will be equal to the fair market value of the Brookfield Homes common stock at the time of payment. Where the shareholder is an individual, the amount of the dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable


                                        4

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dividends received from taxable Canadian corporations. Subject to the potential application of subsection 55(2) of the Tax Act discussed below, where the shareholder is a corporation, the dividend will be included in computing its income and generally will be deductible in computing taxable income. Private corporations and certain other corporations controlled by or for the benefit of an individual or a related group of individuals generally will be liable for a 33-1/3% refundable tax on the dividend under Part IV of the Tax Act. In certain circumstances, subsection 55(2) treats a dividend (other than a dividend subject to Part IV tax that is not refunded as part of the same series of transactions) received by a corporation as proceeds of disposition or a capital gain. Although the Corporation does not believe subsection 55(2) should apply to the dividend of the Brookfield Homes common stock, corporate shareholders that are not subject to Part IV tax on the dividend should consult their own tax advisors with respect to the potential application of subsection 55(2) to the dividend. Brookfield Homes common stock distributed to a shareholder will have a cost to the holder for tax purposes equal to their fair market value at the time of payment.

     Non-Residents of Canada. A non-resident holder who receives the distribution will be subject to Canadian withholding tax at a rate of 25% of the fair market value thereof at the time of payment or crediting subject to reduction by an applicable tax treaty. Pursuant to the provisions of the Convention, the non-resident withholding tax is generally reduced to a rate of 15% if the beneficial owner of the dividend is a U.S. resident. Also, dividends paid or credited to a non-resident holder that is a tax exempt organization as described in Article XXI of the Convention will not be subject to withholding tax provided that certain administrative procedures are followed.

     In order to satisfy this withholding tax liability, the Corporation will withhold the required amount from the regular quarterly cash dividend otherwise payable and, if necessary, will also withhold some portion of the Brookfield Homes common shares otherwise distributable, and such Brookfield Homes common stock will be sold on the non-resident's behalf in order to pay the withholding tax for which the non-resident is liable. The Corporation will withhold the number of Brookfield Homes common shares having a fair market value at the time the distribution is paid equal to the amount that the Corporation is required to remit to the CCRA in respect of its withholding tax obligation relating to the distribution less the amount withheld from the regular quarterly dividend. The Corporation will remit the withholding tax to the CCRA on behalf of non-resident holders.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal U.S. federal income tax considerations of the distribution of Brookfield Homes common shares to a person that is: (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income tax regardless of the source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all its substantial decisions (a "U.S. Holder"). This summary does not address all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their personal circumstances nor to shareholders subject to special treatment under U.S. federal income tax laws, such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations and a person that holds shares of the Corporation as part of a straddle or a hedging or conversion transaction. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This summary assumes that a Brookfield Homes shareholder will hold its common shares as a capital asset within the meaning of Section 1221 of the Code.

Tax Treatment to U.S. Holders of the Distribution

The distribution of Brookfield Homes common stock will be a taxable distribution to U.S. Holders for U.S. federal income tax purposes whether the distribution is effected by way of return of capital or a dividend-in-kind. The amount of the distribution will be the fair market value of the Brookfield Homes common stock distributed by the Corporation on the distribution date (including any amount of Canadian withholding tax). The amount of the distribution will be treated as a foreign source dividend, and subject to tax as ordinary income, to the extent of the Corporation's current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The Corporation cannot predict the value of the Brookfield Homes common shares on the distribution date or the earnings and profits of the Corporation for the fiscal year ending December 31, 2002 and, accordingly, cannot predict the amount, if any, of taxable income to shareholders receiving the distribution. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If the amount of the distribution exceeds the Corporation's earnings and profits, the excess amount will be treated as a non-taxable return of capital to the extent of a shareholder's basis in their Brookfield shares with


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respect to which the distribution is made (resulting in a reduction of an equal amount in such tax basis) and thereafter as a capital gain.

     In accordance with the requirements of the Code, by January 31, 2003, the Corporation will mail to each U.S. Holder receiving Brookfield Homes common shares in the Distribution and to the Internal Revenue Service (the "IRS") an information statement on Form 1099-DIV that will include the amount of the Distribution which the Corporation has determined is taxable. The Corporation's determinations are not binding on the Service.

     A U.S. Holder's tax basis in the Brookfield Homes common shares received in the distribution will be equal to the fair market value of such shares on the distribution date. The holding period for Brookfield Homes common shares received in the distribution will begin on the distribution date.

Backup Withholding Tax and Information Reporting to U.S. Holders of Distribution

U.S. Holders are generally subject to information reporting requirements and backup withholding with respect to the distribution of the Brookfield Homes common stock. Backup withholding will not apply if the U.S. Holder provides an IRS Form W-9 to the payor or otherwise establishes an exemption. Certain shareholders (including, among others, corporations) are not subject to the backup withholding rules. Under the backup withholding rules, the Corporation is required to withhold and remit to the IRS an amount equal to 30% of the fair market value of the Brookfield Homes common stock distributed to a shareholder of record if such shareholder is subject to backup withholding. If the Corporation does not have the appropriate information from a shareholder or has received a notice from the IRS that a shareholder is subject to backup withholding, it will withhold some of the Brookfield Homes common shares otherwise distributable to such shareholder, sell for the account of such shareholder an amount of Brookfield Homes common shares necessary to satisfy the 30% backup withholding tax, and remit to the IRS the amount of sales proceeds necessary to satisfy the Corporation's backup withholding obligation. Only the remaining Brookfield Homes common shares (and any remaining sales proceeds) would be distributed to the shareholder.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a shareholder's U.S. federal income tax liability, provided the required information is provided to the IRS.


DIRECTORS OF THE CORPORATION

The following table sets out the names of the directors of the Corporation, elected to hold office until the next annual meeting of shareholders or until their successors are elected or appointed, all major positions and offices in the Corporation or any of its significant affiliates held by each director, the principal occupation or employment of each director, the year in which each director was first elected a director of the Corporation and the approximate number of shares of each class of shares of the Corporation that each director has advised the Corporation, are beneficially owned, directly or indirectly, or subject to control or direction by that person at the date of this Circular.


----------------------------------------------------------------------------------------------------------------------------------
                                                                  Year First          Common          Common            Common
Name, Municipality of Residence,                                   Elected a          Shares           Share        Deferred Share
Office, Principal Occupation and Positions Held                     Director          Held(4)       Options Held      Units Held
----------------------------------------------------------------------------------------------------------------------------------
GORDON E. ARNELL, Cobh, County Cork, Ireland                          1989             41,229          150,000               --
Chairman of the Corporation

DAVID D. ARTHUR, Toronto, Ontario                                     2002            129,451          365,000          129,772
President and Chief Executive Officer, Canadian Commercial
Operations of the Corporation

JEAN A. BELIVEAU, O.C.,(2) Montreal, Quebec                           1978             30,600            9,000               --
President, Jean Beliveau Inc. (management company)

WILLIAM T. CAHILL(1), Ridgefield, Connecticut                         2000                 --            3,000               --
Managing Director, Citicorp Real Estate, Inc.
(a real estate transactions subsidiary of Citibank N.A.)

RICHARD B. CLARK, New York, New York                                  2002            243,853          430,000          111,640
President and Chief Executive Officer of the Corporation

IAN G. COCKWELL, Oakville, Ontario                                    1997          1,220,827          290,000           36,156
Chairman and Chief Executive Officer, Residential Operations


----------------------------------------------------------------------------------------------------------------------------------
                                                                  Year First          Common          Common            Common
Name, Municipality of Residence,                                   Elected a          Shares           Share        Deferred Share
Office, Principal Occupation and Positions Held                     Director          Held(4)       Options Held      Units Held
----------------------------------------------------------------------------------------------------------------------------------
JACK L. COCKWELL,(2) Toronto, Ontario                                 1998           2,306,114              --              --
Co-Chairman, Brascan Corporation
(property, power and financial company)

ROBERT A. FERCHAT,(2) Mississauga, Ontario                            1997               2,000           9,000              --
Corporate Director

J. BRUCE FLATT, Toronto, Ontario                                      1995           1,721,051         250,000          27,067
President and Chief Executive Officer, Brascan Corporation

ROGER D. GARON,(2) Montreal, Quebec                                   1998               2,000           9,000              --
Chairman, Multi-Vet Ltd. (veterinary products company)

JOHN R. McCAIG,(3) Calgary, Alberta                                   1995               4,500           9,000
Chairman, Trimac Corporation (diversified company)

PAUL D. MCFARLANE,(1) Mississauga, Ontario                            1998                  --              --              --
Senior Vice President, Risk Management Division,
Canadian Imperial Bank of Commerce (chartered bank)

ALLAN S. OLSON,(1)(3) Edmonton, Alberta                               1995              13,333           9,000              --
President, First Industries Corporation
(investment and management company)

SAM POLLOCK, O.C.,(1)(3) Toronto, Ontario                             1978             414,543           9,000              --
Vice Chairman of the Corporation

JOHN E. ZUCCOTTI, New York, New York                                  1998             101,804         130,000              --
Co-Chairman of the Corporation (office property company)
----------------------------------------------------------------------------------------------------------------------------------

Notes:

(1)  Audit Committee member.

(2)  Human Resources and Compensation Committee member.

(3)  Governance and Nominating Committee member.

(4) Includes interests in shares held indirectly through EdperPartners and its affiliates.
--------------------------------------------------------------------------------

COMPENSATION OF DIRECTORS

Directors who are not officers of the Corporation or its affiliates (the "outside directors") are entitled to receive an annual retainer of $12,500 and an attendance fee of $700 in respect of each meeting of the board of directors which they are in attendance or $230 if attending by telephone (other than any meeting held immediately following an annual meeting of shareholders). In addition, such directors who are chairmen of board committees receive an annual retainer of $2,000. Directors who are members of board committees receive an attendance fee of $460 for each committee meeting attended ($230 if the meeting occurs on the same day as a board meeting). In 2001, nine directors of the Corporation received a total of $122,000. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.


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EXECUTIVE COMPENSATION

The following information is provided pursuant to the executive compensation disclosure requirements contained in the Regulations to the Securities Act (Ontario).

SUMMARY COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets out the compensation paid to the Corporation's President and Chief Executive Officer and the Named Executive Officers (as defined below).


                                                             Annual Compensation                   Long-term Compensation Awards
                                              ----------------------------------------------   -------------------------------------
                                                                                                                   Deferred Share
Name and                                      Salary         Bonus Payable      Other Annual    Stock Options   Units Issued in Lieu
Principal Position                Year         Paid                             Compensation      Granted (#)     of Bonuses(2)(#)
----------------------------      ----        -------        -------------      ------------    -------------   --------------------
Richard B. Clark (US$)(3)         2001        400,000          400,000(1)              --          175,000(2)          22,938(1)
President and CEO                 2000        325,000          200,000(1)              --           55,000             24,242(1)
of the Corporation                1999        300,000          135,000(1)              --           90,000             38,000(1)

J. Bruce Flatt (Cdn$)(3)          2001        325,000               --                 --               --                 --
Former President and CEO          2000        300,000          125,000(1)              --           55,000             10,000(1)
of the Corporation                1999        275,000          110,000(1)              --           90,000             15,602(1)

David D. Arthur (Cdn$)            2001        325,000          160,000(1)          42,566          140,000(2)          11,458(1)
President and CEO,                2000        300,000          140,000(1)          45,184           40,000             12,400(1)
Cdn Commercial Operations         1999        250,000          125,000(1)          25,000           70,000             19,858(1)

Ian G. Cockwell (Cdn$)            2001        325,000          125,000(1)              --           55,000(2)           8,951(1)
Chairman and CEO,                 2000        300,000          125,000(1)              --           55,000             10,000(1)
Residential Operations            1999        290,000          100,000(1)              --           90,000             15,602(1)

Steven J. Douglas (Cdn$)          2001        250,000          100,000(1)              --           35,000(2)           7,161(1)
Executive Vice President and      2000        225,000           90,000(1)              --           30,000              7,200(1)
CFO of the Corporation            1999        175,000           75,000(1)              --           45,000              5,319(1)

Notes:

(1)  Elected to receive all or a portion of bonus in Deferred Share Units.

(2) The option and deferred share unit awards shown for 2001 were granted on February 5, 2002. The options are exercisable at a price of US$17.71 (Cdn$28.30)

(3) Mr. Flatt was President and CEO of the Corporation until February 5, 2002. At that time, Mr. Clark became President and CEO of the Corporation.
--------------------------------------------------------------------------------

AGGREGATE OPTIONS EXERCISED DURING THE YEAR ENDED DECEMBER 31, 2001 AND YEAR-END OPTION VALUES

There were 48,500 options exercised to acquire common shares of the Corporation during 2001 by the Named Executive Officers. During the year ended December 31, 2001, 984,073 share options were granted to employees of the Corporation. Option values for Named Executive Officers as at December 31, 2001 were as follows:


                                                                                                Value of Unexercised
                                                             Unexercised Options at          In-the-Money Options(1) at
                         Securities       Aggregate             December 31, 2001                 December 31, 2001
                          Acquired          Value                     (#)                              (US$)
                        on Exercise       Realized        -----------------------------    -------------------------------
Name                         (#)            (US$)         Exercisable     Unexercisable    Exercisable       Unexercisable
-----------------       -----------       --------        -----------     -------------    -----------       -------------
Richard B. Clark               --               --          123,000          132,000          740,990            643,535

J. Bruce Flatt                 --               --           81,000          169,000          517,800            953,250

David D. Arthur            20,000          272,775          102,000          231,000          864,700          1,060,011

Ian G. Cockwell                --               --           72,000          163,000          467,300            919,600

Steven J. Douglas          28,500          238,472               --           81,000               --            412,500

Notes:

(1) "In-the-Money" means the market value of the common shares under option exceed the exercise price of the options prior to related income taxes. The closing price of the Corporation's common shares on the New York Stock Exchange on December 31, 2001 was $17.20 per share.
--------------------------------------------------------------------------------

AGGREGATE DEFERRED SHARE UNITS PLAN AT DECEMBER 31, 2001

Deferred share units may be granted each year at the discretion of the Corporation's board of directors to senior executives in lieu of all or part of their annual cash bonus awards as described below under "Report of the Human Resources and Compensation Committee -- Long Term Incentives."

     The number of units owned by the Named Executive Officers and the value of the units in the Deferred Share Unit Plan ("DSUP") as of December 31, 2001 were as follows:


                                     Units Allocated                                                      Value of Units
                                           as of                       Units Owned in                          as of
                                     December 31, 2001           Deferred Share Unit Plan(1)             December 31, 2001
                                  -----------------------        ---------------------------      -------------------------------
Name                               (#)              ($)          Vested (#)     Unvested (#)      Vested ($)         Unvested ($)
------------------------          ------          -------        ----------     ------------      ----------         ------------
Richard B. Clark (US$)            22,938          400,000          21,837          65,133            375,603          1,120,277

J. Bruce Flatt (Cdn$)                 --               --           9,297          17,361            257,704            481,266

David D. Arthur (Cdn$)            11,458          320,000          94,519          33,292          2,620,067            922,866

Ian G. Cockwell (Cdn$)             8,951          250,000           9,297          26,313            257,704            729,395

Steven J. Douglas (Cdn$)           7,161          200,000           4,044          16,112            112,094            446,638


Note:

(1)  The Deferred Share Unit Plan is described in greater detail on page 7.
--------------------------------------------------------------------------------

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee of the board of directors of the Corporation (the "Committee") is comprised of four directors, Messrs. J.L. Cockwell (Chair), J.A. Beliveau, R.A. Ferchat and R.D. Garon, all of whom are unrelated. The Committee meets as required, and at least annually, to monitor and review management compensation policies and benefits, management succession planning and to review the overall composition and quality of the Corporation's management resources. The Committee met on two occasions in 2001. The Committee has a specific mandate to review and approve executive compensation. This includes an annual evaluation of the performance of the Corporation's President and Chief Executive Officer and four highest paid executive officers (the "Named Executive Officers") and a review of performance reports for other executive officers of the Corporation. The Committee makes recommendations to the board of directors with respect to the compensation of the executive officers, and the board gives final approval on compensation matters.

     Executive compensation is based on the relative role and responsibility of the executive as compared to other executives within the Corporation and the market place, as well as on the executive's individual performance. This applies equally to all executive officers, including the President and Chief Executive Officer of the Corporation. The compensation arrangements of the Corporation are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual. A specific objective of the Corporation is to attract and retain highly qualified and motivated individuals. Accordingly, compensation levels are monitored to ensure that they are competitive within the relevant market place.

     The key components of executive officers' compensation are base salary, short-term incentives and long-term incentives. The short and long-term incentive plans are designed to provide a significant amount of variable compensation which is linked to individual performance and increases in shareholder value.

     Base salaries of executives are reviewed annually and are based on individual performance, responsibility and experience to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries for senior executives should be lower than average for the industry with compensation weighted to share performance in order to align these executives' interests with shareholders.

     Short-term incentives are represented by cash bonus awards. Awards are determined based on both the performance of the Corporation and the individual executive. The performance of the Corporation is measured by the achievement of financial and other objectives of the Corporation, also taking into consideration the performance of industry competitors and macro-economic factors, as well as the efforts and achievements of the executive team. The performance of the individual executive is based on the degree to which that executive has met specific agreed upon objectives.

     Long-term incentives are intended to reward management based on increases in the value of the Corporation's common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation's financial success, measured in terms of enhanced shareholder wealth over the longer term.

     The Corporation's long-term incentive plans consist of three elements:

     (a) a Management Share Option Plan ("MSOP") whereby the Corporation grants share purchase options at a fixed price, being the market price of the shares when granted. Vesting of options is at the discretion of the board. Upon exercise of a vested option under the MSOP and upon payment to the Corporation of the exercise price, participants receive a common share. Participants, rather than exercising an in-the-money option, may elect to receive an amount (the "growth amount") equal to the difference between the market price of the common shares underlying the options and the exercise price of the option, which growth amount will be payable either in cash or by the issuance by the Corporation to the participant of a number of common shares calculated by dividing the growth amount by the market price of the underlying common shares;

     (b) a Management Share Purchase Plan ("MSPP") under which key executives of the Corporation and its subsidiaries may apply for a loan from the Corporation in order to purchase common shares of the Corporation. Loans bear interest in the amount equal to the cash dividends paid on the shares and are repayable within a period of five years and can be extended for a further five years. Common shares purchased under the MSPP vest as to 20% per year on a cumulative basis over the five-year term of the loan; and

     (c) a Deferred Share Unit Plan ("DSUP") under which senior officers may, at their option, receive all or a portion of their annual bonus awards in the form of deferred share units ("Units"). The annual bonus awards are converted to Units based on a rate set at the discretion of the Corporation's board on the award date. The portion of the annual bonus award elected to be received in Units by the executive may, at the discretion of the board, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the DSUP. An executive who holds Units will receive additional Units as dividends are paid on the common shares of the Corporation, on the same basis as if the dividends were reinvested. The Units vest over a five year period and participants are only allowed to redeem the Units upon cessation of employment through retirement, resignation, termination or death, after which date the Units terminate unless redeemed within 90 days. The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of common shares of the Corporation at the time of cessation of employment with the Corporation.

     The allocation of share options to executives is based on criteria similar to those for short-term incentives. During the fiscal year ended December 31, 2001 no shares were purchased by any Named Executive Officer under the Corporation's MSPP.

     Based on Mr. Flatt's responsibilities, efforts, effectiveness and achievement of corporate goals in 2001, as Brookfield's former President and Chief Executive Officer, the Committee approved a salary of $325,000.

Signed by the members of the Human Resources and Compensation Committee,


J.L. Cockwell, Chair
J.A. Beliveau
R.A. Ferchat
R.D. Garon

PERFORMANCE GRAPH

The following shows the cumulative total S&P/TSX shareholder return (assuming re-investment of dividends) over the last five fiscal years, in comparison with the S&P/TSX Composite Index and the S&P/TSX Canadian Real Estate Index. The Composite Index reflects the cumulative return of the TSX Canadian Real Estate Index, including dividend re-investment.

              FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
                       ASSUMING DIVIDENDS ARE RE-INVESTED
                      DECEMBER 31, 1996 - DECEMBER 31, 2001

                               [PERFORMANCE GRAPH]


                                            1996      1997      1998      1999      2000      2001
                                            ----     ------    ------    ------    ------    ------

Brookfield Properties Corporation........    100     203.83    162.04    133.7     232.68    248.27

S&P/TSX Canadian Real Estate Index.......    100     119.97    104.18     88.57    102.23    116.75
S&P/TSX Composite Index..................    100     114.98    113.16    149.04    160.08    139.96



INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

As at October 23, 2002, the aggregate indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) to the Corporation or its subsidiaries of all officers, directors and employees and former officers, directors and employees of the Corporation and its subsidiaries made in connection with the purchase of securities of the Corporation or designated shares was $9,839,915. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of the Corporation.

     The following table sets forth the names of the officers of the Corporation and its subsidiaries to whom loans have been made in respect of the MSPP and executive share ownership plan together with the largest amount outstanding during the fiscal year ended December 31, 2001 and the amount outstanding as at October 23, 2002. During the year ended December 31, 2001, there were no common shares purchased under the MSPP.

                                                      Largest Amount Outstanding            Amount
                                    Involvement of      During 12 Months Ended           Outstanding          Shares Held as
Name and                            Corporation or          Dec. 31, 2001            as at Oct. 23, 2002       Security for
Principal Position                    Subsidiary                (US$)                       (US$)             Indebtedness(1)
----------------------------        --------------    --------------------------     -------------------      ---------------
Richard B. Clark
President and CEO                      Loan from              2,264,465                   3,576,000                 --
of the Corporation                    Corporation

J. Bruce Flatt
Former President and CEO               Loan from              2,201,250                          --             Designated
of the Corporation                    Corporation                                                                 Shares

David D. Arthur
President and CEO,                     Loan from                581,950                     665,800             Designated
Cdn Commercial Operations             Corporation                                                                 Shares

Ian G. Cockwell
Chairman and CEO,                      Loan from              2,201,250                   2,229,300             Designated
Residential Operations                Corporation                                                                 Shares

Steven J. Douglas
Executive Vice President and           Loan from                338,000                     342,700             Designated
CFO of the Corporation                Corporation                                                                 Shares

Notes:

(1) Designated shares include common shares of the Corporation, publicly traded securities of subsidiary and associated companies, or securities of EdperPartners (See "Voting Shares and Principal Holders Thereof").
--------------------------------------------------------------------------------

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

As at October 23, 2002, there were no loans to officers, directors and employees and former officers, directors and employees of the Corporation or its subsidiaries, for purposes other than in connection with purchases of securities of the Corporation or subsidiaries of the Corporation (other than "routine indebtedness" under applicable Canadian securities laws).


DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors and officers insurance with an annual policy limit of $50,000,000 subject to a corporate deductible of $250,000 per loss. Under this insurance coverage, the Corporation and certain of its associated companies (collectively, the "Organization") is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.


INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of October 23, 2002, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of the Corporation after having made reasonable enquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation or its affiliates.


AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide any person or Corporation, upon request to its Corporate Secretary, with a copy of:

(i) the most recent annual information form of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;

(ii) the comparative financial statements of the Corporation for the fiscal year ended December 31, 2001, together with the report of the auditors thereon;

(iii) the most recent annual report of the Corporation, which includes management's discussion and analysis of financial conditions and results of operations;

(iv) the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year;

(v) the management proxy circular of the Corporation dated February 21, 2002, in connection with the annual and special meeting of shareholders; and

(vi)  this Circular.


OTHER BUSINESS

The Corporation knows of no matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.


Toronto, Canada                                               Linda T. Northwood
November 22,2002                                             Corporate Secretary



                                  SCHEDULE "A"

             SPECIAL RESOLUTION RELATING TO STATED CAPITAL REDUCTION


BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:


1. a reduction in the stated capital account of the common shares of the Corporation is hereby authorized and approved for the purpose of distributing, by way of a return of capital, shares in the common stock of the Corporation's subsidiary, Brookfield Homes Corporation, such reduction to be in an amount equal to the value of the shares of Brookfield Homes at the date of the distribution, to be determined as the weighted average trading price for the shares on the New York Stock Exchange for the 10 trading days immediately following the distribution (such amount not to exceed the amount permitted by law and subject to any adjustment that the board of directors determine is appropriate in the circumstances);

2. the board of directors of the Corporation may revoke this resolution at any time before it is acted upon without further approval of the shareholders of the Corporation; and

3. any director or officer of the Corporation is hereby authorized for and in the name of and on behalf of the Corporation to execute or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and deliver or cause to be delivered all such documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this resolution.